Exhibit 99.1

 2017-05-10

PRESS RELEASE

Oasmia Pharmaceutical to spin-off veterinary assets

The Company has decided to move its veterinary assets to its US subsidiary and appointed a New York based investment bank to assist in evaluating financial and strategical alternatives for those.

New York, May 10, 2017 – The Board of Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, has made a decision to move all of Oasmia’s veterinary assets, including Paccal Vet and Doxophos Vet, to a wholly owned subsidiary in the United States. The transfer is made to provide a solid financial foundation for further development and commercialization of the veterinary business on the US market.

Based on an independent valuation by one of the big four accounting firms, the fair market value of the registered intellectual property relating to Oasmia’s animal oncology products, Paccal Vet and Doxophos Vet, is assessed in the range of USD 75 - 80 million. This independent valuation in a potential transaction could differ from the indicated range.

The Company has appointed New York based advisors to evaluate potential financial and strategic alternatives for the veterinary business, including private placement, public offering of the common stock in the U.S. subsidiary and strategic collaborations within the veterinary field. These activities will commence at once.

According to the American Pet Products Association, it is estimated that 78 million dogs are owned in the U.S. As these numbers continue to rise, so too does the animal health market, which is current estimated at USD 24 billion. A recent report from the Houston Technology Center states that, in the U.S. alone, an estimated 13 to 25 million dogs are living with cancer. Unfortunately, less than 20% survive longer than two years due to unsuccessful treatments, as well as the fact that there are only approximately 375 specialized veterinary oncologists in the country.

As previously stated, Oasmia has temporarily withdrawn its FDA approval for Paccal Vet in order to lower the dosage to reduce side effects and improve comfort for companion animals, before resubmitting for review. This was a strategic move, as in the past, the product had only been available for use by specialized veterinary oncologists. Upon resubmission and what Oasmia considers likely approval, Paccal Vet would be available for use to the much broader approximately 42,000 general veterinary practitioners in the U.S.

Further, Doxophos Vet, a patented formulation of doxorubicin and Oasmia’s patented XR17 technology that has received Minor Use Minor Species (MUMS) designation from the FDA, is approaching the conclusion of its clinical study. Doxophos Vet represents tremendous market upside in one of the leading cancer indications for dogs, lymphoma, which impacts approximately 200,000 dogs each year in the US alone.

“The transfer of our veterinary assets to a separate U.S. company accomplishes strategic objectives, increased focus on our veterinary business with American partners that we expect to thrive in a high-growth market,” said Henrik Rönnberg, Professor, DVM, DiplECVIM-CA (oncology) and Chief Medical Officer at Oasmia Pharmaceutical. “The market trajectory for animal oncology products is staggering, with few products available for animal companions, and the families who care about them so much. We believe this step provides the division with the infrastructure it requires, opening up for financing of future sales- and marketing activities so that we on a broad scale can capture the market.”

For more information:

Julian Aleksov, Chairman of the Board

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.40 CET on May 10, 2017.”